YUKOS

YUKOS OIL COMPANY

82-4209

03 MAY 23 AM 7:21

OAO Oil Co Yukos

File No. 141416



03050620

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

SUPPL

May___, 2003

Attn: Special Counsel/Office of International Corporate Finance

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): Minutes of voting at the Extraordinary Shareholders Meeting; (3): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. Annexes 1 and 2 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,



dlw 5/27

31a, Doubininskaya st., Moscow, 115054, Russia
Phone: (7-095) 232-3161, fax: (7-095) 232-3160

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 31, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Center Accounting" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A31032003.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 27, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Nefteavtomatika" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A27032003.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 27, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Control Service" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A27032003.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "MNU" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A26032003.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Samara Engineering Technical Center" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A26032003.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 25, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Neftekhimservice" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A25032003.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 25, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Accounting and Reporting" from 0% to 100%; message serial number in accordance

with FCSM classification - 0400198A25032003.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 24, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Nefteyugansk Research and Project Oil Institute" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A24032003.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 13, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Serbovsk-Terminal M" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A13032003.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of March 13, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Penza-Terminal" from 100% to 77.06%; message serial number in accordance with FCSM classification - 0400198A13032003.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Voronezh-Terminal" from 79.83% to 62.21%; message serial number in accordance with FCSM classification - 0400198A26022003.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 20, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarsk Polymer Plant" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A20022003.

13. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 13, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Priokski-Terminal" from 44.41% to 24,1%; message serial number in accordance with FCSM classification - 0400198A13022003.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 12, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Lipetsk-Terminal M" from 79.36% to 56,66%; message serial number in accordance with FCSM classification - 0400198A12022003.

15. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 11, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Samara-Terminal" from 100% to 62.32%; message serial number in

accordance with FCSM classification - 0400198A11022003.

16. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 04, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarskneftekhimproekt" from 38% to 49.84%; message serial number in accordance with FCSM classification - 0400198A04022003.

17. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 04, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Shatsky ridge" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A04022003.

18. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 04, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Khakas-Terminal" from 83.01% to 100%; message serial number in accordance with FCSM classification - 0400198A04022003.

19. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 27, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tomsk-Terminal" from 100% to 71.76%; message serial number in accordance with FCSM classification - 0400198A27012003.

20. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 24, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tambov-Terminal" from 100% to 65.88%; message serial number in accordance with FCSM classification - 0400198A24012003.

21. Data on the payment of dividends by the Company on shares: message of December 31, 2002. Official body of the issuer adopting the decision to pay dividends on shares: Extraordinary Annual General Meeting of Shareholders of the Open Joint Stock Company "NK YUKOS". Size of dividends based on fiscal year 2002 nine-month results – 5.70 rubles per one ordinary share of "NK YUKOS". Type of securities on which dividends have accrued: ordinary registered book-entry shares. Period of payment of dividends: by March 1, 2003. Form of payment of dividends: non-cash, at the choice of the shareholder, either 1) to the shareholder's account at a bank in Russia, or 2) to an account opened by "NK YUKOS" in the shareholder's name at JSCB "Trust and Investment Bank" or an authorized sub-agent bank, except for non-Russian-resident shareholders, who receive their dividends directly at JSCB "Trust and Investment Bank"; message serial number in accordance with FCSM classification - 1100198A31122002.

22. Data on changes in the list of legal persons in which the Company owns a share of participation: message of December 27, 2002 on a change in the share held by the Open

Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Urengoil Inc" from 0% to 50,00001%; message serial number in accordance with FCSM classification - 0400198A27122002.

23. Data on changes in the list of legal persons in which the Company owns a share of participation: message of December 27, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarsk Petrochemical Company" from 72.91% to 100%; message serial number in accordance with FCSM classification - 0400198A27122002.

Annex 2

Minutes of voting at Extraordinary General Meeting of Shareholders

Date of emergence of fact (event, action): ***10.02.2003***
Code of fact (event, action): ***1200198A10022003***

Type of general meeting: ***Extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "YUKOS" Oil Company"***

Form in which the general meeting was conducted: ***The Extraordinary General Meeting of Shareholders of "YUKOS" Oil Company" OJSC was held in accordance with a decision of the Board of Directors of "NK "YUKOS"OJSC of 27.11.2002 in the form of mail-in voting by proxy ballot.***

Date when general meeting was held: ***03.02.2003***

Address for sending proxy ballots: ***117312, City of Moscow, ul. Vavilova 23, "M-Reestr" CJSC.***

Questions put to the vote, results of the voting on them, and the complete wording of the decisions adopted by the general meeting of shareholders:

On the agenda question: - ***"On the reorganization of "NK "YUKOS" OJSC in the form of the merger of "VNK" OJSC with "NK "YUKOS" OJSC and on approval of the Agreement on the merger of "VNK" OJSC with "NK "YUKOS" OJSC***

The following draft of a decision is submitted for voting:

1. To reorganize "NK "YUKOS" OJSC in the form of the merger of "VNK" OJSC with "NK "YUKOS" OJSC and to approve the Agreement on the merger of "VNK" OJSC with "NK "YUKOS" OJSC.

2. To instruct the President of "YUKOS-Moscow", Ltd. – managing company of "NK "YUKOS" OJSC – V.S. Shakhnovsky to sign the Agreement on the merger in the name of "NK "YUKOS" OJSC and to carry out all necessary measures for the reorganization of "NK "YUKOS" OJSC after approval of the draft Agreement by the General Meeting of Shareholders of "NK "YUKOS" OJSC.

1,930,944,092 votes took part, which comprises 86.32% of the overall number of votes possessed by the shareholder-owners of Company voting shares.

A quorum for the adoption of a decision exists.

Results of the voting:

"FOR"	*1,928,491,341 votes (99.87%)*
"AGAINST"	*1,681,792 votes (0.09%)*
"ABSTAINED"	*166,957 votes (0.01%)*

Number of votes that were not counted due to the ballots being recognized as invalid – 604,002 votes.

Based on the results of the voting, the decision is adopted:

1. To reorganize "NK "YUKOS" OJSC in the form of the merger of "VNK" OJSC with "NK "YUKOS" OJSC and to approve the Agreement on the merger of "VNK" OJSC with "NK "YUKOS" OJSC.

2. To instruct the President of "YUKOS-Moscow" LLC – managing company of "NK "YUKOS" OJSC – V.S. Shakhnovsky to sign the Agreement on the merger in the name of "NK "YUKOS" OJSC and to carry out all necessary measures for the reorganization of "NK "YUKOS" OJSC after approval of the draft Agreement by the General Meeting of Shareholders of "NK "YUKOS" OJSC.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the
"YUKOS" Oil Company" OJSC *V.E. Tishchenkov*

Minutes of voting at Extraordinary General Meeting of Shareholders

Date of emergence of fact (event, action): *09.01.2003*
Code of fact (event, action): *1200198A09012003*

Type of general meeting: ***Extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "YUKOS" Oil Company"***

Form in which the general meeting was conducted: ***The Extraordinary General Meeting of Shareholders of "YUKOS" Oil Company" OJSC was held in accordance with a decision of the Board of Directors of "NK "YUKOS"OJSC of 15.11.2002 in the form of mail-in voting by proxy ballot.***

Date when general meeting was held: ***31.12.2002***

Address for sending proxy ballots: ***117312, City of Moscow, ul. Vavilova 23, "M-Reestr" CJSC.***

Questions put to the vote, results of the voting on them, and the complete wording of the decisions adopted by the general meeting of shareholders:

On the agenda question: ***- On the payment of dividends on ordinary shares of "NK "YUKOS" OJSC based on fiscal year 2002 nine-month results***

The following draft of a decision is submitted for voting:
1. To pay dividends on ordinary shares of "NK "YUKOS" OJSC based on fiscal year 2002 nine-month results in monetary form in the amount of 5 rubles 70 kopeks per one ordinary share of "NK "YUKOS" OJSC.
2. To pay the dividends by 01 March 2003.
3. To pay the dividends in non-cash form in the following procedure, at the choice of the shareholder:
1) Transfer of the dividends to a bank account of the shareholder that is already open or has been newly opened in any Russian bank;
2) Transfer of the dividends to the account of a bank deposit that "NK "YUKOS" OJSC will open in the name of the shareholder at JSCB "Trust and Investment Bank" or at one of the authorized sub-agent banks, except for shareholders who are non-residents of the RF, who in this case will receive dividends directly at OJSC "Trust and Investment Bank".

As of the date that the list of persons having the right to participate in the Extraordinary General Meeting of Shareholders of "NK "YUKOS"" OJSC was compiled (15 November 2002), the overall number of votes possessed by shareholder-owners of voting shares of the Company comprised 2,236,991,750 votes.

Shareholders possessing a total of 1,470,291,318 votes took part, which comprises 65.73% of the overall number of votes of the Company. A quorum for the adoption of a decision exists.

Ballots representing 711,954 votes were recognized as invalid.

Results of the voting:

"FOR"	*1.469.571.948 votes (99.95%)*
"AGAINST"	*32 votes (less than 0.01%)*
"ABSTAINED"	*7,384 votes (less than 0.01%)*

Based on the results of the voting, the decision is adopted:
1. To pay dividends on ordinary shares of "NK "YUKOS" OJSC based on fiscal year 2002 nine-month results in monetary form in the amount of 5 rubles 70 kopeks per one ordinary share of "NK "YUKOS" OJSC.
2. To pay the dividends by 01 March 2003.
3. To pay the dividends in non-cash form in the following procedure, at the choice of the shareholder:
1) Transfer of the dividends to a bank account of the shareholder that is already open or has been newly opened in any Russian bank;
2) Transfer of the dividends to the account of a bank deposit that "NK "YUKOS" OJSC will open in the name of the shareholder at JSCB "Trust and Investment Bank" or at one of the authorized sub-agent banks, except for shareholders who are non-residents of the RF, who in this case will receive dividends directly at OJSC "Trust and Investment Bank".

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the
"YUKOS" Oil Company" OJSC *V.E. Tishchenkov*

Annex 3

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS' crude oil production up 19.3% in 2002

Moscow, 3 March 2003. YUKOS Oil Company today released its preliminary operating results for the fourth quarter and for the full year 2002. During 2002 YUKOS produced 69.51 million metric tons (508 million barrels) of crude oil or 19.3% more than in 2001. YUKOS' refinery throughput also increased during 2002 by 13.8% compared to 2001 to 32.9 million metric tons (241 million barrels). Gas production was 2.39 billion cubic meters (84.5 billion cubic feet) in 2002 compared to 1.71 billion cubic meters (60.3 billion cubic feet) in 2001.

"YUKOS' consistent implementation of its strategy has led to growth unprecedented in the Russian oil industry," said Mikhail Khodorkovsky, Chairman of the Executive Committee of YUKOS' Board of Directors. "Our priorities for the current year include strict compliance with our production and marketing plans and continuous efforts to reduce costs."

YUKOS produced 19.1 million metric tons (140 million barrels) of crude oil in the fourth quarter of 2002, which is 24.3% more than in the corresponding period of 2001. Refinery throughput increased by 30.6% in the fourth quarter of 2002 to 9.6 million metric tons (70 million barrels), mainly as a result of consolidation into the Company's operating results of 1.8 million metric tons (13 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the fourth quarter of 2002.

In the fourth quarter of 2002 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 10.7 million metric tons (78 million barrels), an increase of 60.2% over the same period in 2001. In 2002 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 36.8 million metric tons (269 million barrels), a 31.1% increase over 2001. Exports of oil products outside the territory of the Russian Federation were at a level of 2.6 million metric tons (19 million barrels) in the fourth quarter of 2002, which is 25.3% higher than in the fourth quarter of 2001. Exports of oil products outside the territory of the Russian Federation increased by 12.4% to 10.3 million metric tons (74 million barrels) in 2002.

---

[1] Excludes production of 475,000 metric tons of crude oil produced during 2002 by unconsolidated subsidiaries, which were consolidated in December, 2002.

In the fourth quarter of 2002 international sales of crude oil were 9.0 million metric tons (66 million barrels), an increase of 24.9% over the same period in 2001. Excluded from the international sales of crude oil was 1.4 million metric tons (10 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the fourth quarter of 2002. In 2002 international sales of crude oil adjusted for intercompany sales were 35.5 million metric tons (259 million barrels), a 17.7% increase over 2001.

International sales of oil products were at a level of 4.4 million metric tons (32 million barrels) in the fourth quarter of 2002, which is 92.9% higher than in the fourth quarter of 2001 mostly as a result of inclusion into the Company's international oil product sales of 1.6 million metric tons (13 million barrels) sold by Mazeikiu Nafta. International sales of oil products increased by 24.2% to 12.3 million metric tons (89 million barrels) in 2002, including the Mazeikiu Nafta sales in the fourth quarter.

Sales of oil products on the Russian domestic market in the fourth quarter of 2002 were 4.2 million metric tons (32 million barrels), which is 2.7% lower than in the same period of 2001. In 2002 sales of oil products to the Russian market were 17.9 million metric tons (136 million barrels), up 6.5% from the level of 2001.

The light product yield at Company refineries, including Mazeikiu Nafta, was 61.42% in the fourth quarter of 2002, compared to 56.52% in the fourth quarter of 2001. The light product yield at Company refineries was 58.78% in the full year of 2002, compared to 58.10% in 2001. Excluding Mazeikiu Nafta, the light product yield was 58.43% in the fourth quarter of 2002, and 57.88% for 2002.

YUKOS drilled 230.2 thousand meters of production wells in the fourth quarter of 2002, 44.3% more than in the fourth quarter of 2001. Placed on stream in the fourth quarter of 2002 were 90 new wells compared to 58 in the fourth quarter of 2001. YUKOS drilled 941.5 thousand meters of production wells in the full year of 2002, 40.5% more than in the full year of 2001. Placed on stream in the full year of 2002 were 334 new wells compared to 304 in 2001.

The results of Mazeikiu Nafta operations were consolidated into the Company's preliminary operating results beginning with the fourth quarter 2002.

Table: YUKOS preliminary operational results for the fourth quarter of 2002

	4th quarter 2002	4th quarter 2001	4th quarter 2002	4th quarter 2001	Percentage change 2001 to 2002*
	mln MT		mln bbl.		
Crude oil production	19.1	15.4	140	113	24.3%
Refinery throughput	9.6	7.3	70	54	30.6%
Crude and oil product sales***	17.7	14.3	131	105	23.9%
International sales of crude oil	9.0	7.2	66	53	24.9%
International sales of oil products	4.4	2.3	32	16	92.9%
Domestic oil product sales	4.2	4.4	32	33	-2.7%
Exports of crude oil outside the territory of the Russian Federation****	10.7	6.7	78	49	60.2%
Exports of oil products outside the territory of the Russian Federation****	2.6	2.1	19	15	25.3%

Table: YUKOS preliminary operational results for the full year of 2002

	FY 2002	FY 2001	FY 2002	FY 2001	Percentage change 2001 to 2002*
	mln MT		mln bbl.		
Crude oil production	69.5	58.2	508	426	19.3%
Refinery throughput	32.9	28.9	241	211	13.8%**
Crude and oil product sales***	67.0	57.7	494	425	16.2%
International sales of crude oil	35.5	30.1	259	220	17.7%
International sales of oil products	12.3	9.9	89	71	24.2%
Domestic oil product sales	17.9	16.8	136	127	6.5%
Exports of crude oil outside the territory of the Russian Federation****	36.8	28.1	269	205	31.1%
Exports of oil products outside the territory of the Russian Federation****	10.3	9.2	74	66	12.4%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.
** The results of operations of the Angarsk Petrochemical Company were included in consolidated US GAAP financial statements starting from July 2001. Crude oil volumes refined by the Angarsk Petrochemical Company on processing terms were included in total Company refinery throughput in 2001.
*** Excluding 1.4 million metric tons (10 million barrels) of intercompany deliveries of crude oil to Mazeikiu Nafta in the fourth quarter of 2002.
**** Exports outside the territory of the Russian Federation means sales of crude oil and oil products to foreign companies for use outside the territory of the Russian Federation. Exports are recognized upon the transfer of the title from a Russian company to a foreign buyer.

YUKOS reports consolidated US GAAP results for the third quarter and the first nine months of 2002

Moscow, February 13, 2003. YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the third quarter and the first nine months of 2002. The financial statements were prepared in accordance with US GAAP.

2002 Third Quarter and First Nine Months Financial and Operational Highlights

		3Q2002	3Q2001	**9M02**	9M01
Sales and other operating revenues	mln USD	**3,378**	2,596	**7,949**	7,530
Net income	mln USD	**850**	1,322	**2,070**	2,733
One-time noncash deferred income tax credit	mln USD	**-**	525	**-**	525
Net income excluding deferred income tax credit	mln USD	**850**	797	**2,070**	2,208
Earnings per share, basic and diluted	USD	**0.39**	0.62	**0.96**	1.28

diluted					
One-time noncash deferred income tax credit per share	USD	-	0.24	-	0.24
Earnings per share, basic and diluted, excluding deferred income tax credit	USD	**0.39**	0.38	**0.96**	1.04
Crude oil production	mln MT	**17.9**	15.0	**50.3**	42.7
	mln bbl	**130.8**	110.0	**368.0**	312.3
Refining throughput	mln MT	**8.2**	7.4	**23.4**	21.6
	mln bbl	**60.1**	54.1	**170.8**	157.9

- **Sales and other operating revenues reached USD 3.378 billion for the third quarter of 2002, a 30.1% increase compared to the same period of 2001, and a 31.9% increase compared to the second quarter of 2002, driven by higher sales volumes and improved market prices.**

- **Net income of USD 850 million in the third quarter of 2002 was 6.6% higher than in the same period of 2001 (excluding a one-time non-cash deferred income tax credit in the third quarter of 2001) and 12.1% higher than the second quarter of 2002.**

  In the third quarter of 2001, the Company recorded a deferred tax credit of USD 525 million as a result of changes in tax rates in the Russian Federation. This credit is reflected in net income for the three months and nine months ended September 30, 2001.

- **Upstream crude oil production reached 17.9 million metric tons (an average level of 1,422,000 barrels per day) in the third quarter, up 19.0% compared to the third quarter of 2001, and 50.3 million metric tons (1,348,000 barrels per day) in the first nine months of 2002, up 17.8% compared to the first nine months of 2001.**

- **Refining throughput increased 11.1% year on year to 8.2 million metric tons (an average of 654,000 barrels per day) in the third quarter of 2002 and 8.1% year on year to 23.4 million metric tons (626,000 barrels per day) in the first nine months of 2002.**

- **In the third quarter of 2002 E&P lifting costs (costs of oil and gas extraction) excluding depreciation and taxes were $1.45 per boe, 20.3% lower year on year and general and administrative expenses related to oil and gas production were $0.31 per boe, 26.2% lower year on year. Average E&P lifting costs in the first nine months of 2002 were $1.40 per boe, 21.3% lower than in the first nine months of 2001, and average general and administrative expenses related to oil and gas production were $0.32 per boe, 13.5% lower than in the first nine months of 2001.**

"The Company's consistent implementation of its strategy to become the Russian market leader has led to good financial results in the third quarter of 2002," said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of directors of YUKOS.

Continued production growth, higher market prices in the third quarter 2002

Total crude oil and petroleum product sales, including resale of crude oil and petroleum products purchased from third parties, reached 17.7 million metric tons in the third quarter of 2002, a 14.9%

increase over the same period of 2001. Total crude oil and petroleum product sales, including resale of crude oil and petroleum products purchased from third parties, reached 49.3 million metric tons in the first nine months of 2002, a 13.6% increase over the same period of 2001.

Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 10.1 million metric tons (74 million barrels) in the third quarter of 2002, a 34.3% increase year on year. Crude oil exports to all countries, including resale of crude oil purchased from third parties, were 26.5 million metric tons (194 million barrels) in the first nine months of 2002, a 15.5% increase year on year. Exports of YUKOS' own crude were 55.4% of crude oil production in the third quarter of 2002 and 51.7% in the first nine months of 2002.

Exports of petroleum products in the third quarter of 2002 totaled 3.1 million metric tons compared to 3.2 million metric tons in the same period of 2001. Exports of petroleum products in the first nine months of 2002 totaled 7.9 million metric tons compared to 7.6 million metric tons in the same period of 2001. Domestic sales of petroleum products were 4.4 million metric tons in the third quarter of 2002 compared to 4.5 million metric tons in the same period of 2001. In the first nine months of 2002, domestic sales of petroleum products came to 13.7 million metric tons compared to 12.5 million metric tons in the same period of 2001.

Crude oil export prices, a key driver of the Company's sales, increased in the third quarter of 2002 compared to both the second quarter of 2002 and the third quarter of 2001. The average realized price for exported crude oil outside the CIS in the third quarter of 2002 was USD 187.48 per metric ton (USD 25.65 per barrel), compared to USD 174.16 per metric ton (USD 23.83 per barrel) in the same period of 2001, an increase of 7.6%. In the third quarter of 2002, the average realized export price for petroleum products was USD 178.01 per metric ton, compared to USD 166.98 per metric ton in the same period of 2001, an increase of 6.6%. On the domestic petroleum product market the average realized price was USD 178.40 per metric ton in the third quarter of 2002, compared to USD 151.46 per metric ton in the same period of 2001, an increase of 17.8%.

Despite price improvements in the third quarter of 2002, average realized prices for the first nine months of 2002 were lower than the levels of the same period in 2001. The average realized price for exported crude oil outside the CIS in the first nine months of 2002 was USD 169.85 per metric ton (USD 23.23 per barrel), compared to USD 175.45 per metric ton (USD 24.00 per barrel) in the same period of 2001, a decrease of 3.2%. In the first nine months of 2002, the average realized export price for petroleum products was USD 168.07 per metric ton, compared to USD 179.17 per metric ton in the same period of 2001, a decrease of 6.2%. On the domestic petroleum product market the average realized price was USD 138.15 per metric ton in the first nine months of 2002, compared to USD 156.92 per metric ton in the same period of 2001, a decrease of 12.0%.

Sales up 30.1% in the third quarter 2002 compared to the third quarter of 2001 on volume and price increases, margins affected by higher taxes, higher transportation, general and administrative expenses.

Sales and other operating revenues were USD 3.378 billion in the third quarter of 2002, compared to USD 2.596 billion in the third quarter of 2001, a 30.1% increase year on year driven by higher sales volumes and higher realized prices. Sales and other operating revenues were USD 7.949 billion in the first nine months of 2002, compared to USD 7.530 billion in the first nine months of 2001.

Operating expenses were USD 387 million in the third quarter of 2002, up 11.8% compared to the same period of 2001. Operating expenses were USD 1.037 billion in the first nine months of 2002, up 13.0% compared to the same period of 2001. These increases were largely the result of the consolidation of John

Brown Hydrocarbons Limited and Davy Process Technology Limited, which were acquired in October 2001, the consolidation of other recent acquisitions and increases in certain variable production costs due to increased production and refining throughput.

Distribution expenses increased 30.0 % to USD 412 million in the third quarter 2002 compared to USD 317 million in the third quarter of 2001. Distribution expenses for the first nine months of 2002 were USD 1.0 billion, 23.6% higher compared to USD 809 million in the same period of 2001. These increases were a result of increased transportation volumes of crude oil, higher tariffs for petroleum products transportation, and increased usage of railway transportation, which resulted in an increase of our average cost of transportation as railway transportation cost per barrel is significantly higher than the respective cost of transportation through pipelines.

Selling, general and administrative expenses (SG&A) increased by 67.4 % to USD 236 million in the third quarter of 2002 compared to USD 141 million in the third quarter of 2001. SG&A for the first nine months of 2002 totaled USD 579 million, 13.8% higher compared to USD 509 million in the same period of 2001. The increase was primarily due to the growth in sales volumes, use of new export outlets, increased purchases of accounting, audit and consulting services, increased salaries, wages and other employees benefits and consolidation of new subsidiaries. Additionally, a number of non-cash charges and credits to SG&A, such as a credit due to a reduction in the reserve for legal liabilities and non-cash write-offs of certain balances determined to be impaired, contributed approximately net USD 15 million to the increase in SG&A in the third quarter of 2002 compared to the same period in 2001. The total amount of net non-recurring non-cash items was lower in the first 9 months of 2002 by about USD 25 million, primarily because the expense related to retired, fully vested beneficiaries under the Veteran Social Support Program was fully accrued during 2001 and no such expenses were recognized during 2002.

Taxes other than income taxes were significantly higher in the third quarter and in the first nine months of 2002 compared to same periods of 2001 as a result of higher production volumes and introduction of the unified production tax effective January 1, 2002. Taxes other than income tax amounted to USD 857 million in the third quarter of 2002 and USD 2.053 billion in the first nine months of 2002, which represent increases of 70.0% and 33.9% respectively, versus the corresponding periods of the previous year.

Adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA, calculated as sales and other operating revenues less total operating costs and other deductions plus depreciation, depletion and amortization) for the third quarter of 2002 was USD 1.375 billion, compared to USD 1.157 billion in the same period of 2001. Adjusted EBITDA for the first nine months of 2002 was USD 3.054 billion, compared to USD 3.277 billion in the same period of 2001.

Depreciation, depletion and amortization was USD 135 million in the third quarter of 2002, compared to USD 78 million in the same period of 2001, and USD 306 million in the first nine months of 2002, compared to USD 195 million in the same period of 2001. These increases result from continued capital investments and acquisitions as well as higher production rates.

Net cash flow from operating activities was USD 965 million in the third quarter 2002, compared to USD 883 million in the same period of 2001. Net cash flow from operating activities was USD 2.236 billion in the first nine months of 2002, compared to USD 2.546 billion in the same period of 2001.

During 2002, we invested heavily in our upstream development activities, in refinery upgrades and enhancement of our marketing capabilities. Net capital expenditures totaled USD 374 million in

the third quarter of 2002, compared to USD 223 million in the third quarter of 2001. In the first nine months of 2002, net capital expenditures totaled USD 949 million, compared to USD 645 million in the first nine months of 2001. Net capital expenditures in the upstream operations in the third quarter and first nine months of 2002 were USD 213 million and USD 656 million respectively, while net downstream and other capex totaled USD 161 million for the quarter and USD 293 million for the first nine months of 2002.

In June 2002, the Company purchased a 26.85 percent interest in AB Mazeikiu Nafta ("MN"), a Lithuanian company that owns a refinery, export terminal and a pipeline. The Company's investment included USD 75 million for the purchase of the shares and a USD 75 million loan guaranteed by Lithuanian government to modernize the refinery owned by MN. In addition, the Company secured an agreement to supply 4.8 million tons (35 million barrels) of crude oil annually to the refinery for ten years, beginning in July 2002. In September 2002, the Company purchased an additional 26.85 percent interest in MN for USD 85 million. In connection with this additional purchase, we assumed the rights and obligations relating to a loan to MN of USD 75 million (also guaranteed by the Lithuanian government). In addition to the share purchase and loans, the Company secured the rights to manage MN. The results of operations of MN were included in the interim condensed consolidated financial statements at the end of September, 2002. Consolidation of MN contributed, among other items, approximately USD 697 million in property, plant and equipment and other long-term assets and USD 504 million in long-term and short-term debt, including USD 150 million payable to YUKOS. The loan receivable from Mazeikiu Nafta has not been eliminated in the interim condensed consolidated balance sheet as management is in the process of selling this loan to third parties.

Cash, cash equivalents and marketable securities as of September 30, 2002 were USD 3,783 million compared to USD 3,445 million at December 31, 2001. Long-term and short-term debt was USD 634 million at the end of the third quarter of 2002 compared to USD 116 million at December 31, 2001. The increase in total debt was virtually all due to the consolidation of AB Mazeikiu Nafta.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System), MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt and Berlin.

Operating Data

	3Q2002	3Q2001	9M02	9M01
Oil production (million metric tons)	17.9	15.0	50.3	42.7
Oil production (million barrels)	130.8	110.0	368.0	312.3
Refining throughput (million metric tons)	8.2	7.4	23.4	21.6
Refining throughput (million barrels)	60.1	54.1	170.8	157.9
Light products yield (%)	57.25%	58.02%	57.83%	58.66%
Total crude oil and petroleum product sales (million metric tons)	17.7	15.4	49.3	43.4

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	September	December

	30th, 2002	31st , 2001
Current assets	6,896	5,910
Total assets	13,693	10,502
Current liabilities	1,321	1,264
Total liabilities	3,589	2,257
Minority interest	199	182
Total shareholders' equity	9,905	8,063

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	3Q2002	3Q2001	9M02	9M01
Sales and other operating revenues	3,378	2,596	7,949	7,530
Total operating costs and other deductions	(2,138)	(1,517)	(5,201)	(4,448)
Total other income	95	104	213	212
Total income tax	(491)	149	(907)	(556)
Minority interest	6	(10)	16	(5)
Net income	850	1,322	2,070	2,733
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,155	2,144	2,153	2,140
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,163	2,144	2,161	2,140
Basic and diluted net income per ordinary share (USD per share)	0.39	0.62	0.96	1.28

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	3Q2002	3Q2001	9M02	9M01
Net income	850	1,322*	2,070	2,733*
Adjustments to reconcile net income to net cash provided by operating activities	470	(217)	850	345
Total changes in operational working capital, excluding cash and debt	(355)	(222)	(684)	(532)
Net cash from operating activities	965	883	2,236	2,546
Net cash used for investment activities	(493)	(671)	(2,083)	(2,122)
Net cash used for financing activities	(232)	(360)	(308)	(525)
Effect of foreign exchange on cash balances	(9)	(15)	(25)	(47)
Net change in cash and cash equivalents	231	(163)	(180)	(148)

including one-time non-cash deferred income tax credit of USD 525 million (USD 0.24 per share) in the third quarter of 2001

Reconciliation of Net income to Adjusted EBITDA
(expressed in millions of US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
Net income	850	1,322	2,070	2,733
Addback (less)				

Income tax:				
Current income tax expense	186	267	385	523
Deferred income tax expenses	305	(416)	522	33
Total income tax expense	491	(149)	907	556
Minority interest	(6)	10	(16)	5
Total other income	(95)	(104)	(213)	(212)
Depreciation, depletion and amortization	135	78	306	195
Adjusted EBITDA	1,375	1,157	3,054	3,277

YUKOS' shareholders approve merger of VNK

Moscow, February 5, 2003 - An extraordinary general meeting of the shareholders of YUKOS Oil Company held on February 3, 2003 approved by proxy vote the restructuring of the Company via a merger of the Eastern Oil Company (VNK), and the merger agreement. The application for restructuring filed by YUKOS was satisfied by the Ministry of Anti-Monopoly Policy of the Russian Federation on January 15, 2003. Upon completion of all necessary procedures, a joint meeting of YUKOS and VNK Boards of Directors will be held to convene a joint shareholders' meeting. After the joint shareholders' meeting VNK will be excluded from the General State Register of legal entities, and its shares will be converted into YUKOS shares at a rate of 120 ordinary registered non-documentary shares issued by VNK for 1 ordinary registered non-documentary share issued by YUKOS. As had been reported earlier, an extraordinary meeting of VNK shareholders took a decision on the restructuring of VNK via merger with YUKOS on January 27, 2003 (see Press Release of January 30, 2003).

VNK Shareholders approve merger with YUKOS

Moscow, January 30, 2003 - An extraordinary general meeting of the shareholders of Eastern Oil Company (VNK) held on January 27, 2003 approved the restructuring of VNK via a merger with YUKOS Oil Company. The shareholders' meeting also approved the merger agreement and the transfer protocol. In accordance with the Russian Federal Law on Joint-Stock Companies, owners of VNK voting shares who voted against the restructuring or did not take part in the vote may request that the company buy back all or part of their shares at RUR 2.20 per one ordinary share. The price was set by the VNK Board based on the recommendation of an independent appraiser in accordance with the Law on Joint-Stock Companies. As had been reported earlier, an extraordinary meeting of YUKOS shareholders to consider the restructuring of the Company via merger with VNK and to approve the merger agreement will take place on February 3, 2003 (see Press Release of November 28, 2002).

A statement by YUKOS Oil Company

Moscow, January 22, 2003 -YUKOS Oil Company wishes to make the following statement in response to the appearance in a number of irresponsible media outlets of disinformation alleging that the Company provides financial support to a number of Russian political parties:

While YUKOS Oil Company respects the various political views of its employees and shareholders, it does not participate in the financing of any political parties or movements, in strict keeping with its principle of non-involvement in political activities.

While they are at work, Company employees are prohibited from engaging in political activities, or in any other activity that is not directly job-related. Any professional political activity is incompatible with work at the Company.

Therefore, any insinuation that YUKOS Oil Company supports political parties is sheer fabrication.

Mikhail Brudno appointed Acting President of YUKOS RM

Moscow, 16 January 2003 - The Board of Directors of YUKOS RM, meeting on14 January 2003, has granted the request of company President Nikolay Bychkov to resign from the post of President (General Director) as of 15 February of this year. Mikhail Brudno, First Vice-President of YUKOS RM, has been temporarily appointed Acting President (General Director) of the company.

"We are grateful to Nikolay Bychkov for the large amount of work he has done over the past four years as head of YUKOS Oil Company's refining and marketing division, and greatly appreciate what the downstream unit has accomplished in recent years," said Chairman of the YUKOS Oil Company Executive Committee and the YUKOS RM Board of Directors Mikhail Khodorkovsky. "Nevertheless, the company understands Nikolay Bychkov's decision to seek self-fulfillment in a new field not associated with the oil business."

In line with the Board's decision, YUKOS RM First Vice-President Mikhail Brudno has temporarily taken on the duties of President (General Director) of YUKOS RM as of 15 January 2003.

Mikhail Borisovich Brudno was born in Moscow on 16 June 1959. In 1981, he graduated from the Kalinin Polytechnic Institute with a degree in Control Automation Systems. He began his career in 1981 at NPO Tsentrprogrammsistem. In 1981-1983, he worked first as an engineer at Gosavtotransasuproyekt and later as a software engineer at the Moscow Railway Transport Machine and Instrument Plant. In December 1983, he took the post of software engineer at VO Zarubezhgeologiya. In 1988, he was employed as an information systems expert at the MENATEP Center for Inter-Sectoral Scientific-Technical Programs. In 1989, he moved on to the Scientific-Technical Progress Design-Engineering Bureau, starting out as an expert in the Electronic Equipment Section and working his way up to head of the Securities Department. From 1991, he worked for MFO MENATEP and Bank MENATEP, being elected to the Bank MENATEP Board working at ZAO ROSPROM, where he was appointed Deputy Chairman of the Executive Committee in April 1998. He has been First Vice-President of YUKOS RM since September 1998.

YUKOS shareholders approve Interim Dividend of RUR 12.75 billion for 9 months of 2002

Moscow, January 15, 2003 - The extraordinary meeting of YUKOS shareholders that occurred on December 31, 2002 approved the payment of an interim dividend for the first 9 months of 2002 in the amount of RUR 12.75 billion (about $400 million) or RUR5.70 per one common share.

'The increased interim dividend reflects the solid operating and financial performance of the Company in 2002 and is in line with the dividend policy previously adopted by the Company's Board of Directors," stated YUKOS CFO Bruce Misamore.

The general shareholders' meeting approved the payment of the interim dividend to shareholders of record at November 15, 2002 with the payment to be completed by March 1, 2003.

Holders of YUKOS American Depositary Receipts will be paid a corresponding US dollar rate, net of applicable taxes and the Depositary fee. The final USD rate paid to ADR holders will be based on the exchange rate obtained by the Depositary to convert RUR to USD. Each ADR represents 15 Yukos shares. Further information on the ADR dividend may be obtained by calling 1 212 602 3761.

The annual dividend paid to YUKOS' shareholders for 1999, 2000 and 2001 was RUR 3 billion (about $110 million), RUR 8.59 billion (about $300 million) and RUR 15.25 billion (about $500 million) respectively.

The dividend policy is available on the corporate websites of Yukos Oil Company: www.yukos.com and www.yukos.ru - see Press Release dated October 27, 2000.

Moody's assigns YUKOS Oil Company highest long-term credit rating of any private Russian company

Moscow, January 15, 2003 - Moody's Investors Service ("Moody's") the international credit rating agency, has assigned YUKOS Oil Company a foreign currency issuer rating of 'Ba2' with a stable outlook, the highest long-term credit rating of any private Russian company. Moody's has also assigned YUKOS a senior implied rating of 'Ba1' which is above the Ba2 Russian sovereign rating and is the highest rating assigned to any Russian corporate issuer.

"Moodys assigning the highest long term credit rating among Russian corporates to Yukos is yet another proof of our successful corporate strategy and efficiency of our operations" said YUKOS Vice President Oleg Sheiko.

The Ba2 issuer rating is constrained by the foreign currency rating of the Russian Federation,

while the rating of a future unsecured eurobond could be, subject to issue terms and other rating sensitive factors, at the Ba1 level, one step below the in-vestment grade category.

Moody's substantiated its high rating for YUKOS by citing the Company's robust financial position, strong profitability, conservative financial policy and significantly improved corporate governance. In addition, Moody's noted YUKOS' large high quality reserve base in Russia, strong production growth potential and low costs

The Moody's rating follows the assignment to YUKOS of Standard & Poor's BB rating in December 2002, which rated YUKOS at the same level as the Russian Federation. Standard & Poor's ruAA+ national scale rating assigned to YUKOS, evaluated YUKOS' creditworthiness as the highest rated of any Russian corporate rated by Standard & Poor's.

Citigroup/Salomon Smith Barney served as YUKOS Oil Company's advisor in obtaining credit ratings from Standard & Poors and from Moody's Investors Service.

YUKOS/TNK Joint Press Release

Moscow, 14 January 2003. –Tyumen Oil Co. (TNK) has won a tender for the rights to become the manager of ZAO Rospan International (Rospan). The tender bids were assessed on the basis of the net present value (NPV) stated and guaranteed in the business plans presented by the various contenders. In TNK's final business plan the NPV is set at $741 million.

"The teamwork of TNK and YUKOS helped bring to an end the bankruptcy proceedings at Rospan and start a recovery process allowing Rospan to revert to normal business operations," said TNK's Executive Director German Khan. "This process demonstrates the ability of competing Russian oil companies to interact based on international standards of civilized collaboration."

"The settlement of the crisis in Rospan is an excellent example of strategic cooperation between major Russian companies," said YUKOS EP President Yuri Beilin. "We welcome the selection of Tyumen Oil Co. as the manager of Rospan and we are confident that TNK will successfully fulfill the serious commitments before the company and it shareholders."

The tender for the management of ZAO Rospan International, in which TNK and YUKOS participated, was conducted by PriceWaterhouseCoopers on December 30, 2002 pursuant to the decision of the company's shareholders.

ZAO Rospan International has been developing deep gas reserves at the Novo Urengoy and East-Urengoy fields in the Yamal Nenets autonomous district. In 2002 the company produced more than 1 bcm of gas and 300 thousand tons of condensate with the total reserves being 950 bcm of gas and 180 million tons of condensate.

56% of Rospan International is owned by YUKOS and the remaining 44% by TNK. Rospan's debt to its main creditors – TNK and YUKOS – amounts to RUR 2.7 billion

On December 2, 2002 the Moscow Arbitration Court acknowledged an amicable settlement between Rospan and its creditors whereby Rospan's debt will be repaid over 5 years with an initial grace period of 2 years.